Financial Organization Structure Chart and Duty Decomposition of Yasheng Group	2009-2011 2009-2011
Attachment B	YHGG Finance 2009-2011

Organization chart of Finance Department

(1) Organization of Company's Finance Department

Finance & Administrative Center Department
Board of Directors
Audit Committee
Staff Establishment
Total : 41
3 Finance Principals
2 Translator
Financial Consultant
CFO
Archives Administrator
Chief Audit Director
3 Finance Director
Finance Minister
Secretary of CFO
Audit Manager
3 Finance Managers
Budget Supervisor
Capital Supervisor
Accounting Supervisor
Calculation Supervisor
Finance Supervisor
Economic Audit supervisor
Outgoing Audit Supervisor
Financial Audit Supervisor
8 Finance Supervisors
Budgeter Specialist
Capital Specialist
Cashier
Clerk
Accountant
Cost Specialist
Clerk
Finance Specialist
Economic Specialist
Outgoing Specialist
Finance Specialist
7 Specialists
7 Accountant
2 Clerk
3.Wage Clerk
3Casher

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Archives Management Department	① Collection and protection of company's contract and agreement; ② Binding and file of accounting voucher and account book; ③ Transaction and retrieval of outgoing operation permission certificate; ④ Sorting and protection of other financial materials.
Finance & Administrative Center Department	① Convention of weekly regular meeting of Finance Department and submission of meeting minutes; ② Organization and implementation of internal study of Finance Department each Saturday; ③ Departmental summary and planning formation of middle and high level office meetings; ④ Formation and submission of monthly and quarterly newspaper of Finance Department; ⑤ Formation and submission of quarterly, semi-yearly and annual summary and plan of Finance Department; ⑥ Formation of other materials of Finance Department.

Notes

CFO
Financial Minister
Accounting Supervisor
Calculation Supervisor
Cashier
Accountant
Clerk
Cost Specialist
Clerk
Chief Accountant
Chief Accountant
Capital Accountant
Payment Accountant
Financial Accountant
Computer Accountant
Statistics Clerk
Accounting Clerk
Cost Accountant
Wage Accountant
Wage Accounting
Wage Accounting

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(2) Organization Chart of Yasheng Sub-company's Finance Department

Post Figure of Finance Department	Staff Establishment Total : 9
 CFO Financial Supervisor Accounting Supervisor Capital Manager Budget Specialist Tax Specialist Cashier Accountant Auditor	One chief accountant of each sub-company
	Two supervisors of each sub-company
	Six specialists of each sub-company
Note	

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I Post Duty Decomposition of Finance Department

(1) Duty Decomposition of Management Post

Overall Duty	Detailed Duty
Financial system construction target
to formulate and continuously perfect various systems of enterprise’s financial management according to relevant national finance system and US GAAP, accounting principle and relevant enterprise regulation and the system content is comprehensive and perfect;

2． to organize and execute relevant national financial law and regulation and policy to guarantee normal operation of financial activity;
Financial work duty	1． 100% to formulate various plans of financial work; supervise for implementation and plan for 100% of timely completion;
2． 100% to control for enterprise’s financial operation and reach 100% of annual enterprise’s financial benefit index;
3． to submit financial analysis and forecast report to company’s general manager or Board of Directors according to enterprise’s business situation with timely formation of report and up of leader’s satisfaction evaluation;

4． to arrange staff to timely apply for various taxes with zero error rate;
Budget and cost work duty	1． to organize and form enterprise’s annual, quarterly and monthly budget and supervise budget’s execution and control expenses of various departments within budget scope;
2． to formulate cost control system and propose cost control strategy measure with down X% of annual enterprise cost than last year;
Business accounting management work duty	1． to organize enterprise’s business accounting work and organize to make up and approval accounting and statistics statements with 100% of timeliness and accuracy rate of statement formation;
2． to organize accountants to keep, calculate and report accounts accurately, timely and completely and timely provide true business accounting materials with 100% of accuracy rate for financial data and information;

Investment and financing management work duty	1． to reasonably input and use enterprise’s capital to obtain investment benefit;
2． to guarantee enterprise’s normal operation and capital demand to expand re-production with smooth financing channel and up 100% of financing task ordered by leaders;
Audit Management	1． to organize the audit work of operational achievement and financial income and expense, etc according to relevant requirement and plan with comprehensive completion of audit work;
2． to coordinate audit work with external audit department and audit organization to ensure smooth and orderly operation of audit work;
Departmental management duty	1． to be responsible to guide and supervise business work of subordinate staff of division with 100% of work plan completion of division;
2． to examine subordinate staff according to enterprise’s requirement to complete examination work in time with objective and accurate examination result.

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(2) Work Duty of Accountant

Overall Duty	Detailed Duty
Account registration and accounting duty	1． to register company’s current accounts according to vouchers after approval with timely and accurate account registration;
2． to conduct timely accounting and liquidation for registered accounts;
Accounting statement management duty	1． to conduct formulation of accounting statements according to relevant national financial law and regulation to ensure timely and accurate accounting statements;
2． to conduct file management for accounting statements to ensure complete materials without miss;
Fixed assets management duty	1． to conduct examination and check work of fixed assets with relevant departments according to company’s arrangement to timely complete check work with accurate check result;
2． to formulate and adjust various companies’s fixed assets accounts.
Financial analysis duty	to assist Manager of Finance Department to do well of financial analysis work according to financial analysis statements with up of satisfaction evaluation for this job.

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(3) Work Duty of Cashier

Overall Duty	Detailed Duty
Collection and payment business Working Duty	1． to check and verify in collecting cash and cash payment to ensure accurate various income and expense;
2． to examine and check in collecting cheque and draft, examine payment formality of check to ensure timely arrival of account;
Cash Management Working Duty	1． to conduct withdrawal, delivery and protection work according to relevant company’s regulation to ensure normal operation of enterprise’s operation activity;
2． to complete check work of company’s cash and bank deposit to ensure compliance among accounts and with reality;
Accountant Notes Working Duty	to timely register “daily cash account” and “daily bank deposit account” for incurred collection, payment and hand-over businesses to fill clearly accounts with 100% of accuracy rate.
Salary issuance and daily reimbursement working duty	1． to coordinate with HR Department for salary issuance to ensure timely and accurate staff’s salary issuance;
2． to handle reimbursement of accounts according to company’s regulation with zero work error.
Original voucher management duty
1． to examine various original vouchers of collection and payment accounts to ensure compliance with accounting system and relevant enterprise’s regulation with 100% of complete rate for original vouchers;

2． to regularly sort out and summarize various original vouchers and properly protect with zero error.
Cheque and stamp management duty	In accordance with relevant provisions of the management of enterprises Blank Cheques , by a relevant procedures the opened bills , error incidence is 0
2． to protect stamp according to company’s relevant regulation without missing or lose.

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